UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYPTOLOGIC LIMITED

(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

228906103

(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.

Attention: President and Chief Executive Officer

7600 TransCanada Hwy

Pointe-Claire, Quebec, Canada

H9R 1C8

(514) 744-3122

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by Amaya Gaming Group Inc., a publicly traded company incorporated in the Canadian province of Quebec under the Business Corporations Act (Quebec) (“Amaya”), to acquire the entire issued and to be issued ordinary share capital of CryptoLogic Limited, a publicly traded company incorporated in Guernsey (“CryptoLogic”), to the extent that such ordinary shares are not already owned by Amaya. In the Offer, Amaya is offering $2.535 in cash in exchange for each outstanding CryptoLogic Share. This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 14d-3(a) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer Document which was previously filed as Exhibit 99.(a)(1) on Schedule TO, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby further amended and supplemented to the extent specifically provided herein. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On March 28, 2012, Amaya issued (i) an Announcement related to the Offer announcing, among other things, that the Offer has become unconditional in all respects and the level of acceptances as of March 28, 2012 and (ii) a Notice of Extension related to the Offer announcing, among other things, that the Offer has been extended and will remain open for acceptance until 3.00 p.m. London time (10.00 a.m. Toronto time) on 18 April 2012, unless otherwise extended. The Announcement and Notice of Extension have been included as exhibits 99.(a)(5) and 99.(a)(6) hereto and are incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(a)(5)	Announcement of Offer Extended and Declared Wholly Unconditional, dated March 29, 2012.

99.(a)(6)	Notice of Extension of the Offer, dated March 28, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with Amaya’s Schedule TO on February 21, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMAYA GAMING GROUP INC.

/s/ David Baazov
Name:	David Baazov
Title:	President and Chief Executive Officer
Date:	March 29, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(a)(5)	Announcement of Offer Extended and Declared Wholly Unconditional, dated March 29, 2012.

99.(a)(6)	Notice of Extension of the Offer, dated March 28, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with the Amaya’s Schedule TO on February 21, 2012.

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